Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || MAY 21, 2026

BIRKENSTOCK to execute $250 million Accelerated Share Repurchase TO TAKE ADVANTAGE OF DISCONNECT BETWEEN SHARE PRICE AND FUNDAMENTAL PERFORMANCE

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK) announced today that it has entered into a $250 million accelerated share repurchase (“ASR”) agreement with Goldman Sachs International (“Goldman Sachs”).

"Short-term market dynamics have resulted in what we believe is a strong disconnect between our share price and the strength of our underlying fundamentals”, said Oliver Reichert, CEO of Birkenstock Group and Member of the Board of Directors of the Company. "We believe deploying our substantial cash position toward repurchasing our own shares represents the most attractive use of capital in the current environment. Given the volatile environment of the capital markets, we will continue evaluating market conditions to take advantage of further opportunities for share repurchases in the future."

Oliver Reichert continues: "The $250 million accelerated share repurchase is a strong statement that we believe in near-term and long-term value of BIRKENSTOCK. Our business continues to deliver outstanding performance and we see a huge runway for growth ahead for our beloved brand. We remain confident in our ability to achieve revenue growth of 13-15% annually in constant currency, while maintaining strong margins and strong free cash flow generation."

Under the ASR agreement, on May 21, 2026, Birkenstock will make a payment of $250 million to Goldman Sachs and expects to receive initial delivery of approximately 6.0 million Birkenstock ordinary shares representing approximately 80 percent of the number of ordinary shares initially underlying the ASR agreement, based on the closing price of Birkenstock’s ordinary shares of $33.21 on May 20, 2026.

The final number of Birkenstock’s ordinary shares to be repurchased will be based on the volume-weighted average price of Birkenstock’s ordinary shares during the term of the ASR agreement, less a discount and subject to customary adjustments. At final settlement, Birkenstock may receive additional shares or,

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under certain circumstances, may be required to make a cash payment pursuant to the terms of the ASR agreement.

The transactions under the ASR agreement are expected to be completed before June 30, 2026.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2026 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

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